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                          February 9, 2021

       Avraham Gabay
       Chief Financial Officer
       Oramed Pharmaceuticals Inc.
       1185 Avenue of the Americas, Third Floor
       New York, NY 10036

                                                        Re: Oramed
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 3,
2021
                                                            File No. 333-252696

       Dear Mr. Gabay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Oded Har-Even, Esq.